Exhibit 99.1

7 October 2019

Midatech Pharma PLC

(“Midatech” or the “Company”)

Issue of Equity for Midatech Employee Share Incentive Plan

Midatech Pharma PLC (AIM: MTPH.L; Nasdaq: MTP), the R&D biotechnology company focused on delivering innovative oncology and rare disease products to patients, today announces that, conditional on admission to trading on AIM, it has issued and allotted 500,000 new ordinary shares of 0.005 pence each in the Company ("Ordinary Shares"), which are to be purchased at nominal value by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

Application has been made for the 500,000 new Ordinary Shares to be admitted to trading on AIM ("Admission") and it is expected that Admission will take place at 8.00 a.m. on 8 October 2019. The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 409,899,613 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

For more information, please contact:

Midatech Pharma PLC
Dr Craig Cook, CEO Stephen Stamp, CFO
Tel: +44 (0)1235 888300
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Freddy Crossley, Emma Earl (Corporate Finance)
James Stearns (Corporate Broking)
Tel: +44 (0)20 7886 2500

IFC Advisory Limited (Financial PR and UK Investor Relations)
Tim Metcalfe / Graham Herring
Tel: +44 (0)20 3934 6630
Email: midatech@investor-focus.co.uk

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

About Midatech Pharma PLC

Midatech Pharma PLC (dual listed on LSE AIM: MTPH; and NASDAQ: MTP) is an R&D company focused on ‘Making Medicines Better’ by improving delivery of drugs in the body. The Company combines existing medications with its proprietary and innovative drug delivery technologies to provide compelling oncology and rare disease products that have the potential to powerfully impact the lives of patients undergoing treatment for life threatening diseases.

The Company has developed three in-house technology platforms, each with its own unique mechanism to improve delivery of medications to sites of disease. All of the Company’s technologies have successfully entered human use in the clinic, providing important validation of the potential for each platform:

•	Q-Sphera™ platform: a disruptive micro-technology used for sustained release to prolong and control the release of therapeutics over an extended period of time (from weeks to months).
•	MidaSolve™ platform: an innovative nano-technology used to dissolve insoluble drugs so that they can be administered in liquid form directly and locally into tumours.
•	MidaCore™ platform: a leading edge nano-technology used for targeting medications to sites of disease.

By improving biodelivery and biodistribution of approved existing molecules, Midatech’s unique R&D has the potential to make medicines better, lower technical risks, accelerate regulatory approval and route to market, and provide newly patentable products. The platform nature of the technologies allows the potential to develop multiple drug assets rather than being reliant on a limited number of programmes.

Midatech's headquarters and R&D facility is in Cardiff, UK, and manufacturing operation in Bilbao, Spain. For more information please visit www.midatechpharma.com